Exhibit 99.4
Supplemental Risk Factor
In addition to the other information set forth in this document, you should consider the factors discussed in the section entitled “Risk Factors” in our Annual Report, which could materially affect our business, financial condition, or future results. Other than the risk factor noted below, there has been no material change to the risk factors disclosed in our Annual Report.
Our corporate structure and intercompany transfer pricing arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which could negatively impact our cash flows and financial condition.
We conduct our operations through wholly owned subsidiaries and are or may be required to allocate our taxable income among the various jurisdictions in which we operate, or may operate in the future, based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing rules administered by taxing authorities in various jurisdictions in which we operate, including the United States, Ireland, Belgium, and the PRC, with potentially divergent tax laws. The amount of taxes we pay in different jurisdictions will depend on the application of the tax laws of the various jurisdictions to our intercompany transactions, and it is not uncommon for tax authorities in different countries to have conflicting views on the application of transfer pricing laws, including the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of our intellectual property.
We continue to negotiate an advance pricing agreement (“APA”) with the PRC tax authorities, which will determine certain transfer pricing methodologies between our legal entities for purposes of PRC law. An APA, if obtained and implemented, will provide us with greater certainty regarding our tax obligations in respect of our intercompany transactions with our PRC entities within the scope of the APA. If we agree to an APA with the PRC tax authorities, we may, as part of that agreement, be required to allocate significant taxable income to the PRC. Alternatively, if we are unable to agree upon an APA, the PRC tax authorities may initiate an audit of our intercompany agreements and transactions, which may result in a potential tax assessment. Furthermore, tax authorities other than the PRC government will not be bound by the APA and may challenge the agreed transfer pricing methodology set forth therein. For more information, see Note 9, Income Taxes to our consolidated financial statements.
Any of these outcomes could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.